Exhibit 99.41

PRESS RELEASE

Monday, August 13, 2007

Inter-Citic Reports 17 Drill Holes At Dachang Gold Project. All 17 Holes Report Gold Mineralization in Newly Discovered Shallow Dipping Zones.

Drill Results include 16 metres grading 4.28 GPT gold, 10 metres grading 5.75 GPT, 9m grading 4.53 GPT and 12 metres grading 3.34 GPT.

August 13, 2007, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) President and CEO James Moore, is pleased to report results received from the second set of drill holes from its 2007 diamond drill program at its Dachang Gold Project in China.

This news release provides results from the second set of 17 drill holes representing 2,407.75 metres of a 30,000 metre drill program in the Dachang East area of the Company’s Dachang gold project. The Company has now reported results from approximately 4,741 metres of drilling, or about 16% of 2007’s drill program. The goal of the 2007 drilling program is to further expand the Company’s gold resource inventory by exploring new areas of the property known through trenching to show near-surface mineralization.

In this first phase of drilling the Company is initially focused on three new areas of mineralization named Placer Valley, DMZ Offset and Little Ruby. A map showing the location of these areas can be found on the Company’s website. These new areas of near surface mineralization are close to the Dachang Main Zone (“DMZ”) resource area. All three of these zones are open along strike and together have an aggregate surface zone length of approximately 1.3 kilometres. Initial Drilling of the DMZ Offset and Placer Valley seems to show a series of stacked thrust faults dipping at between 20 and 30 degrees. With these initial positive results, the Company will continue to focus near term drilling efforts in these areas with a view to increasing the Company’s near surface mineral resource inventory.

Drill Highlights:

•	All drill holes returned mineralized gold zones with aggregate widths up to 21 metres within potential open pit depths.

•

The drill holes listed in this release tested areas that were adjacent to or an extension of the Dachang Main Zone. As a result, the majority of mineralized intercepts listed below are outside the limits of the resource blocks in the company’s 2006 DMZ resource calculation.

•

Drill hole CJV-176 located on the edge of the Dachang North Zone (DNZ) intersected 16.0 metres of continuous mineralization averaging approximately 4.3 grams per tonne contained gold. This hole is 120 metres along strike with drill hole CJV-160, reported in the Company’s press release of July 12, 2007, which intersected 58.0 metres of continuous near-surface mineralization averaging approximately 5.3 grams per tonne contained gold.

•	Drill hole CJV-162 located on the edge of the Dachang North Zone (DNZ) intersected 9.0 metres of continuous mineralization averaging 4.53 grams per tonne contained gold.

•	Drill hole CJV-165 located on the edge of the Dachang North Zone (DNZ) intersected 12.0 metres of continuous near-surface mineralization averaging 3.34 grams per tonne contained gold.

•	Drill hole CJV-166 located on the edge of the Dachang North Zone (DNZ) intersected 10.0 metres of continuous mineralization averaging 5.75 grams per tonne contained gold.

•	Drill hole CJV-168 located on the edge of the Dachang North Zone (DNZ) contained several mineralized zones including 4.0 metres averaging 5.58 grams per tonne contained gold.

•	Drill hole CJV-177 located in Placer Valley (PVZ) intersected approximately 4.0 metres of continuous near-surface mineralization averaging approximately 10.44 grams per tonne contained gold.

Detailed drilling results are set out in the chart below:

Diamond Drill Hole (DDH) Number	Grid Section & Location	Dip/Azimuth (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV 161	4700	45/020	21.0	22.0	1.0	0.62
6.0 m mineralized	DMZ/DNZ		26.0	27.0	1.0	4.40
			32.0	34.0	2.0	6.15
			110.0	111.0	1.0	1.55
			120.0	121.0	1.0	2.84

CJV 162	4300	45/020	63.0	66.0	3.0	2.27
20.0 m mineralized	DMZ/DNZ		84.0	86.0	2.0	13.05
			88.0	89.0	1.0	6.35
			162.0	167.0	5.0	1.23
			184.0	193.0	9.0	4.53

CJV 163	4700	60/020	78.0	81.0	3.0	3.52
3.0 m mineralized	DNZ

CJV 164	4700	45/020	132.0	135.0	3.0	0.80
5.0 m mineralized	DNZ		137.0	138.0	1.0	1.00
			140.0	141.0	1.0	0.55

CJV 165	4300	60/020	55.5	57.0	1.5	1.93
17 .0 m mineralized	DMZ/DNZ		65.0	77.0	12.0	3.34
			83.0	84.5	1.5	1.30
			104.0	105.0	1.0	0.50
			165.0	166.0	1.0	1.12

CJV 166	4300	60/020	112.0	122.0	10.0	5.75
10 m mineralized	DNZ

CJV 167	3500	45/020	5.0	6.0	1.0	1.13
10 m mineralized	PVZ		9.0	17.0	8.0	2.16
			25.0	26.0	1.0	1.44

CJV 168	4300	45/020	43.5	45.5	2.0	2.03
18.5 m mineralized	DNZ		75.5	79.5	4.0	5.58
			121.0	124.5	3.5	3.83
			133.5	134.5	1.0	1.66
			137.5	145.5	8.0	2.05

CJV 169	3500	60/020	12.0	15.0	3.0	4.20
5.0 m mineralized	PVZ		22.0	24.0	2.0	4.47

CJV-170	4300	60/020	22.0	23.0	1.0	0.58
9.0 m mineralized	DNZ		78.0	80.0	2.0	1.61
			97.5	103.5	6.0	2.15

CJV-171	4700	45/020	17.0	18.0	1.0	1.05
4.5 m mineralized	PVZ		58.0	59.5	1.5	2.15
			106.0	107.0	1.0	2.80

CJV- 172	3900	45/020	59.0	60.0	1.0	0.58
1.0 m mineralized	DNZ

CJV- 173	3500	60/020	11.0	17.0	6.0	1.21
10.0 m mineralized	PVZ		73.0	77.0	4.0	1.77

CJV-174	3900	45/020	69.0	70.0	1.0	1.22
6.0 m mineralized	DNZ		79.0	80.0	1.0	1.18
			82.0	83.0	1.0	0.58
			93.5	94.5	1.0	0.65
			105.5	106.5	1.0	1.34
			114.0	115.0	1.0	0.56

CJV-175	2900	45/020	20.0	21.0	1.0	2.05
3.0 m mineralized	PVZ		40.0	41.0	1.0	1.46
			80.0	81.0	1.0	1.40

CJV-176	3900	60/020	81.5	84.5	3.0	4.59
21.0 m mineralized	DNZ		128.0	144.0	16.0	4.28
			154.5	156.5	2.0	1.28

CJV-177	2900	60/020	18.5	22.45	3.95	10.44
7.95 m mineralized	PVZ		49.0	52.0	3.00	0.51
			87.0	88.0	1.00	0.58

Assay cut-off for the above table was at 0.5 gpt Au, however, intervals were determined by geological interpretation of consistent mineralized zones. Broader intervals may include waste intervals of up to 2m. There was no evidence of nugget effect and none were topcut. True widths for the intervals above have yet to be determined.

DMZ=Dachang Main Zone – a 2km long zone of mineralization defined by the 2006 DDH program

DNZ = Dachang North Zone—a mineralized fault located 20 to 50 meters north of DMZ

PVZ = Placer Valley Zone – A south dipping mineralized fault 1 km south of DMZ

Additional Information:

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Drill core recovery has averaged in excess of 90%. The Company is also awaiting trench assay results from three new areas discovered during the 2006 soil geochemistry program. These three new areas are located east and south of the Dachang East Main Zone (DMZ), but appear to be separate areas of mineralization. These newly-trenched gossans have observed widths of between 5 to 25 metres. Details and assay results will be reported as received.

Methodology:

Drill core samples were taken at geologically significant intervals, typically over one metre. Core recovery was in excess of 90%. The designated sample intervals were cut with a diamond saw by qualified technicians. One half of the cut core was selected for assay with the remaining half being placed back into the core box. Care was taken to ensure that neither half of the core represents a bias with respect to the nature and mineral content of the sample. The sample interval and methodology are consistent with industry standards. Drill core samples were shipped to SGS Geochemical Laboratories (“SGS”) located in Kunming and Tianjin, China for sample preparation and 50g fire assay with AA finish. SGS is the world’s leading inspection, verification, testing and certification company. Analytical work is performed in accordance with recognized standards such as ASTM, ISO, JIS, and other accepted industry standards. Accuracy of the results is tested through the systematic inclusion of reference samples and duplicate samples.

Security of Samples: All of the samples collected at Dachang are stored in a restricted secure storage area. Samples are shipped by truck to Golmud and delivered to Inter-Citic’s courier agent in Golmud for shipment to the various laboratories for analysis. Inter-Citic’s courier agents are present at all transshipment points between Golmud and the laboratories. All the laboratories used by Inter-Citic are ISO approved and subject to the security protocols of that designation. Exploration at Dachang was conducted with the assistance of the numerous professionals from QGSI, working in co-operation with Inter-Citic’s technical team on site and supervised by Mr. Garth Pierce, Vice-President of Exploration.

Mr. Michael W. Leahey, P.Geo, the Company’s internal Qualified Person under the requirements of National Instrument 43-101, has reviewed a copy of this press release.

Mr. B. Terrence Hennessey, P.Geo, of Micon International Limited is a Qualified Person under the requirements of National Instrument 43-101 and has reviewed a copy of this press release.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China. The Company has strategic partnerships with several large financially strong and established groups in China to facilitate investment in China for both Western and Chinese partners. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2006 Financial Statements and Annual Information Form available on the SEDAR website at www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.